Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$4,975,000	$602.97

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)\

Registration No. 333-223208

July 18, 2019

PRICING SUPPLEMENT

(To Prospectus dated February 26, 2018,

Prospectus Supplement dated February 26, 2018

Equity Index Underlying Supplement dated February 26, 2018,and

ETF Underlying Supplement dated February 26, 2018)

Linked to the Least Performing of the Russell 2000® Index and the iShares® MSCI EAFE ETF

►	Monthly coupon payments at a rate of 5.05% per annum (payable in equal installments at approximately 0.420833% per month)

►	You will not participate in any appreciation in the value of the Underlyings

►	Repayment of principal at maturity if the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Percentage of -17.50%

►	If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage of -17.50%, you will lose 1.2121x (1/0.825) of the principal amount for each 1% that the Reference Return is below the Buffer Percentage, with up to 100% of your principal amount at risk

►	1 year and 4 month maturity

►	All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Buffered Notes with Fixed Coupons (each a “Note” and collectively the “Notes”) offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this document.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and either page S-1 of the accompanying Equity Index Underlying Supplement or page S-1 of the accompanying ETF Underlying Supplement, as applicable.

The Estimated Initial Value of the Notes on the Pricing Date is $997.00 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page PS-2 and “Risk Factors” beginning on page PS-5 of this document for additional information.

	Price to Public	Underwriting Discount(1)	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$4,975,000.00	$0.00	$4,975,000.00

(1) Neither HSBC USA Inc. nor any of our affiliates will pay any underwriting discount in connection with the distribution of the Notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-9 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc. Buffered Notes with Fixed Coupons

This document relates to a single offering of Buffered Notes with Fixed Coupons. The Notes will have the terms described in this document and the accompanying prospectus supplement, prospectus, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the least performing of one index and one index fund. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The Russell 2000® Index (Ticker: “RTY”), and the iShares® MSCI EAFE ETF (Ticker: “EFA”) (each, an “Underlying” and together, the “Underlyings”)
Trade Date:	July 18, 2019
Pricing Date:	July 17, 2019
Original Issue Date:	July 23, 2019
Final Valuation Date:	November 18, 2020, subject to adjustment as described under “Additional Terms of the Notes―Valuation Dates” in the accompanying Equity Index Underlying Supplement or ETF Underlying Supplement.
Maturity Date:	November 23, 2020. The Maturity Date is subject to adjustment as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement or ETF Underlying Supplement.
Coupon Rate:	5.05% per annum (payable in equal installments at a rate of approximately 0.42083% per month)
Coupon Payment Dates:	August 23, 2019, September 23, 2019, October 23, 2019, November 25, 2019, December 23, 2019, January 23, 2020, February 24, 2020, March 23, 2020, April 23, 2020, May 26, 2020, June 23, 2020, July 23, 2020, August 24, 2020, September 23, 2020, October 23, 2020 and November 23, 2020 (the Maturity Date). Each subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” and “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement or ETF Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value plus the final coupon payment.
Final Settlement Value:

For each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:

■ If the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Percentage:

$1,000 + final Coupon.

■ If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage:

$1,000 + ($1,000 × (Reference Return of the Least Performing Underlying + Buffer Percentage) × Downside Leverage Factor]

For example, if the Reference Return of the Least Performing Underlying is -30%, you will suffer approximately a 15.15% loss and receive approximately 84.85% of the Principal Amount. If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will lose some or all of your principal, regardless of the performance of the other Underlying. Even with the coupon payments, your return on the Notes may be negative.

Downside Leverage Factor:	1.2121x (1/0.825)

Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value Initial Value
Buffer Percentage:	-17.50%
Official Closing Value	The Official Closing Price or the Official Closing Level of the relevant Underlying, as applicable.
Initial Value:	1,550.778 with respect to RTY and $65.50 with respect to EFA, each of which is its Official Closing Value on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Value on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40435UTB0 / US40435UTB07
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See “Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

GENERAL

This document relates to the offering of Notes identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any security included in or held by an Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-7 of this document, page S-1 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▶	The ETF Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

▶	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶	The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

PAYMENT ON THE NOTES

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value plus the final coupon payment. The Final Settlement Value, which is an amount in cash, will be determined as follows:

If the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Percentage, you will receive $1,000 per $1,000 in Principal Amount.

If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + Buffer Percentage) × Downside Multiplier]

For example, if the Reference Return of the Least Performing Underlying is -30%, you will suffer approximately a 15.15% loss and receive approximately 84.85% of the Principal Amount. If the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will lose some or all of your principal, regardless of the performance of the other Underlying. Even with the coupon payments, your return on the Notes may be negative.

Coupon Payments

On each monthly Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid the coupon payment of (a) $1,000 multiplied by (b) the Coupon Rate. The expected Coupon Payment Dates are monthly during the term of the Notes, beginning on August 23, 2019 and ending on the Maturity Date. If any Coupon Payment Date falls on a day that is not a business day, the related coupon payment will be made on the immediately succeeding business day. In the case of the final Coupon Payment Date that is also the Maturity Date, in the event the Maturity Date is postponed as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes — Interest and Principal Payments — Recipients of Interest Payments” beginning on page S-12 in the accompanying prospectus supplement.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor and Reference Issuer

The reference sponsor of the RTY is FTSE Russell. The reference issuer of the EFA is iShares, Inc.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶	You believe the Reference Return of the Least Performing Underlying will not be below the Buffer Percentage of -17.50%.

▶	You are willing to make an investment that is exposed to the negative Least Performing Underlying on a 1.2121x (1/0.825-to-1) basis for each percentage point that its Reference Return is less than the Buffer Percentage of
-17.50%, with a potential loss of 100% of your principal.

▶	You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

▶	You seek an investment that will pay a periodic coupon.

▶	You are willing to invest in the Notes based on the Coupon Rate of 5.05% per annum (approximately 0.420833% per month).

▶	You are willing to forgo dividends or other distributions paid on the EFA or the securities included in or held by the Underlyings.

▶	You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You do not seek an investment for which there is an active secondary market.

▶	You are willing to hold the Notes to maturity.

▶	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You believe that the Reference Return of the Least Performing Underlying will be below the Buffer Percentage of -17.50%.

▶	You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1.2121x (1/0.825-to-1) basis for each percentage point that its Reference Return is less than the Buffer Percentage of -17.50%, with a potential loss of 100% of your principal.

▶	You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

▶	You are unwilling to invest in the Notes based on the Coupon Rate of 5.05% per annum (approximately 0.420833% per month).

▶	You seek an investment that provides a full return of principal.

▶	You prefer a product that provides upside participation in one or both Underlyings, as opposed to the coupon payments being offered with respect to your Notes.

▶	You prefer to receive the dividends or other distributions paid on the EFA or the securities included in or held by the Underlyings.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You seek an investment for which there will be an active secondary market.

▶	You are unable or unwilling to hold the Notes to maturity.

▶	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement, page S-1 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly the stocks included in or held by an Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document, the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶	“—Risks Relating to All Note Issuances” in the prospectus supplement;

▶	“—General Risks Related to Indices” in the Equity Index Underlying Supplement;

▶	“—General Risks Related to the Index Funds” in the ETF Underlying Supplement.

▶	Securities Prices Generally are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in Which They Trade and, to a Lesser Extent, Foreign Markets” in the ETF Underlying Supplement; and

▶	“—Time Differences Between the Domestic and Foreign Markets and New York City may Create Discrepancies in the Trading Level or Price of the Notes” in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed on a leveraged basis to the decline in the Final Value of the Least Performing Underlying from its Initial Value beyond the Buffer Percentage of -17.50%. If either of the Underlyings declines by more than 17.50%, you will lose 1.2121x (1/0.825%) of your principal for every 1% decline in the Least Performing Underlying beyond the Buffer Percentage. Accordingly, if the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, you will lose some or all of your Principal Amount at maturity. Even with the coupon payments, your return on the Notes may be negative.

You will not participate in any appreciation in the value of either Underlying and your return on the Notes is limited to the Principal Amount plus any accrued coupon.

The Notes will not pay more than the Principal Amount plus any unpaid coupon payments at maturity. Even if the value of each Underlying appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the value of either Underlying increases, will your return exceed the return represented by the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the EFA, or by investing directly in the securities included in either Underlying.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity and the coupons payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Your return on the Notes will be based on the Reference Return of the Least Performing Underlying.

Your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose some or all of the Principal Amount if the Reference Return of the Least Performing Underlying is less than the Buffer Percentage, even if there is an increase in the value of the other Underlying. This could be the case even if the other Underlying increased, or decreased to a lesser extent than the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the relevant level or price of each Underlying. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the value of either Underlying at any time other than on the Final Valuation Date.

The Final Value of each Underlying will be based on its Official Closing Value on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the value of one or both Underlyings appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Initial Value by more than 17.50%, the Final Settlement Value will be less, and may be significantly less, than it would have been had the Final Settlement Value been linked to the values of the Underlyings prior to such decrease. Although the actual value of one or both Underlyings on the stated Maturity Date or at other times during the term of the Notes may be higher than its Final Value, the Final Settlement Value will be based solely on the Official Closing Value of each Underlyings on the Final Valuation Date.

Changes that affect an Underlying or an underlying index may affect the value of an Underlying and the market value of the Notes and the amount you will receive on the Notes.

The policies of the reference sponsor or reference issuer of an Underlying, or the polices of a reference sponsor of an underlying index, if applicable, concerning additions, deletions and substitutions of the stocks included in or held by an Underlying or an underlying index, if applicable, and the manner in which the reference sponsors or reference issuer take account of certain changes affecting those stocks may affect the values of an Underlying. The policies of the reference sponsors or reference issuer with respect to the calculation of an Underlying, or the polices of a reference issuer with respect to an underlying index, if applicable, could also affect the values of that Underlying. The reference sponsors of an Underlying or applicable underlying index, or the reference issuer of an Underlying, may discontinue or suspend calculation or dissemination of an Underlying or underlying index. Any such actions could affect the value of and return on the Notes.

Owning the Notes is not the same as owning an Underlying or the stocks included in an applicable underlying index.

The return on your Notes may not reflect the return you would realize if you actually owned stocks included in or held by an Underlying or the related underlying index, if applicable. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of stock included in or held by an Underlying or the stocks included in a related underlying index, if applicable.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Risks associated with non-U.S. companies.

The price of the EFA depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. The foreign stocks held by the EFA may have less liquidity and could be more volatile than many of the stocks traded in U.S. or other stock markets. Direct or indirect government intervention to stabilize the relevant foreign stock markets, as well as cross shareholdings in foreign companies, may affect trading values or prices and volumes in those markets. The other special risks associated with foreign stocks may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of stock markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EFA and, as a result, the value of the Notes.

The Notes are subject to currency exchange risk.

The prices of the stocks or other securities held by the EFA are converted into U.S. dollars for purposes of calculating the net asset value of the EFA. As a result, your Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the EFA trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the stocks or other securities held by the EFA denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the EFA will be adversely affected and, depending on the terms of your Notes, the payment on the Notes, if any, may be reduced.

Of particular importance to potential currency exchange risk are:

–	the volatility of the exchange rate between the U.S. dollar and relevant currencies in which the stocks or other securities held by the EFA are denominated;

–	existing and expected rates of inflation;

–	existing and expected interest rate levels;

–	the balance of payments in the relative countries and between each country and its major trading partners; and

–	the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

Even if our or our affiliates’ stocks are held by the EFA, we or our affiliates will not have any obligation to consider your interests.

Our parent HSBC Holdings plc is currently one of the companies included in the MSCI EAFE Index, the underlying index to the EFA. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of either Underlying relative to its Initial Value. We cannot predict the Final Value of either Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The return on the Notes may be less than the return that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical total payments at maturity on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Total Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the sum of the Final Settlement Value and the monthly coupon payments over the term of the Notes to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples are based on the following terms:

▶	Principal Amount:	$1,000

▶	Buffer Percentage:	-17.50%

▶	Downside Leverage Factor:	1.2121x (1/0.825)

▶	Coupon Rate:	5.05% per annum (approximately 0.420833% per month)

Least Performing Underlying’s Reference Reference Return	Hypothetical Final Settlement Value	Coupon Payments Over the Term of the Notes	Total Payments on the Notes	Hypothetical Total Return on the Notes
100.00%	$1,000.00	$67.33	$1,067.33	6.733%
80.00%	$1,000.00	$67.33	$1,067.33	6.733%
60.00%	$1,000.00	$67.33	$1,067.33	6.733%
40.00%	$1,000.00	$67.33	$1,067.33	6.733%
30.00%	$1,000.00	$67.33	$1,067.33	6.733%
20.00%	$1,000.00	$67.33	$1,067.33	6.733%
15.00%	$1,000.00	$67.33	$1,067.33	6.733%
10.00%	$1,000.00	$67.33	$1,067.33	6.733%
0.00%	$1,000.00	$67.33	$1,067.33	6.733%
-5.00%	$1,000.00	$67.33	$1,067.33	6.733%
-10.00%	$1,000.00	$67.33	$1,067.33	6.733%
-15.00%	$1,000.00	$67.33	$1,067.33	6.733%
-17.50%	$1,000.00	$67.33	$1,067.33	6.733%
-22.50%	$939.39	$67.33	$1,006.72	0.67%
-25.00%	$909.09	$67.33	$976.42	-2.36%
-30.00%	$848.48	$67.33	$915.81	-8.42%
-40.00%	$727.27	$67.33	$794.60	-20.54%
-60.00%	$484.85	$67.33	$552.18	-44.78%
-80.00%	$242.42	$67.33	$309.75	-69.03%
-100.00%	$0.00	$67.33	$67.33	-93.27%

The following examples indicate how the total payments on the Notes would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Reference Return of the Least Performing Underlying is 10.00%.

Reference Return of the Least Performing Underlying:	10.00%
Total Return on the Notes:	6.733%

Because the Reference Return of the Least Performing Underlying is greater than the Buffer Percentage, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Therefore, with the total coupon payments of $67.33 over the term of the Notes, the total payments on the Notes will be $1,067.33 per $1,000 in Principal Amount.

Example 1 shows that on the Maturity Date, you will receive the return of your Principal Amount if the Reference Return of the Least Performing Underlying is greater than the Buffer Percentage. In addition, over the term of the Notes, you will receive total coupon payments of $67.33 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

Example 2: The Reference Return of the Least Performing Underlying is -5.00%.

Reference Return of the Least Performing Underlying:	-5.00%
Total Return on the Notes:	6.733%

Because the Reference Return of the Least Performing Underlying is greater than the Buffer Percentage, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Therefore, with the total coupon payments of $67.33 over the term of the Notes, the total payments on the Notes will be $1,067.33 per $1,000 in Principal Amount.

Example 2 shows that on the Maturity Date you will receive the return of your Principal Amount if the Reference Return of the Least Performing Underlying is greater than the Buffer Percentage, even if that Reference Return is less than zero. In addition, over the term of the Notes, you will receive total coupon payments of $67.33 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

Example 3: The Reference Return of the Least Performing Underlying is -80.00%.

Reference Return of the Least Performing Underlying:	-80.00%
Total Return on the Notes:	-69.87%

Because the Reference Return of the Least Performing Underlying is less than the Buffer Percentage of -17.50%, the Final Settlement Value would be $242.42 per $1,000 in Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return +Buffer Percentage) x Downside Leverage Factor]

= $1,000 + [$1,000 × (-80.00% + 17.50%) x 1.2121]

= $242.42

Therefore, with the total coupon payments of $67.33 over the term of the Notes, the total payments on the Notes will be $309.75 per $1,000 in Principal Amount.

Example 3 shows that you will lose 1.2121x (1/0.825%) of the Principal Amount for every 1% decline in the Least Performing Underlying beyond the Buffer Percentage of -17.50%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY. In addition, over the term of the Notes, you will receive total coupon payments of $67.33 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

INFORMATION RELATING TO THE UNDERLYINGS

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of June 30, 2019 were: Financial Services, Health Care, Technology, Producer Durables and Consumer Discretionary.

For more information about the RTY, see “The Russell 2000® Index” beginning on page S-37 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from July 1, 2009 through July 17, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

Description of the EFA

The iShares® MSCI EAFE ETF (“EFA”) seeks to track the investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index (the “Underlying Index”). The shares of EFA are listed and trade on the NYSE Arca under symbol “EFA.”

The Underlying Index is intended to measure equity market performance of developed markets outside of the U.S. and Canada. As of June 30, 2019, the Underlying Index consisted of companies from the following 21 developed countries or regions: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom.

For more information about this Reference Asset, see “The iShares® MSCI EAFE ETF” beginning on page S-24 of the accompanying ETF Underlying Supplement.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing levels from July 1, 2009 through July 17, 2019. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

The historical levels of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EFA on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of each Underlying, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying’s Final Value will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this document, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. Neither HSBC USA Inc. nor any of its affiliates will pay an underwriting discount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to “cash settle” the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the “Deposit”) to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit.”  We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described herein.

We will not attempt to ascertain whether an Underlying or any of the entities whose stock is included in, or owned by, an Underlying, as the case may be, would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If an Underlying or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is included in, or owned by, the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is included in, or owned by, an Underlying, as the case may be, is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit” in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the annual Coupon Rate of 5.05% on the Notes among interest on the Deposit and Put Premium, 2.12% constitutes interest on the Deposit and 2.93% constitutes Put Premium.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer’s determination that the Notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer’s registration statement on Form S-3 dated February 26, 2018.

TABLE OF CONTENTS

You should only rely on the information contained in this prospectus supplement, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$4,975,000

Buffered Notes with Fixed Coupons

Linked to the Least Performing of

the Russell 2000® Index and the

iShares® MSCI EAFE ETF

July 18, 2019

Pricing Supplement

Prospectus Supplement
General	PS-4
Payment on the Notes	PS-5
Investor Suitability	PS-6
Risk Factors	PS-7
Illustrative Examples	PS-11
Information Relating to the Underlyings	PS-13
Events of Default and Acceleration	PS-14
Supplemental Plan of Distribution (Conflicts of Interest)	PS-14
U.S. Federal Income Tax Considerations	PS-14
Validity of the Notes	PS-15
Equity Index Underlying Supplement
Disclaimer	ii
Risk Factors	S-1
The DAX® Index	S-8
The Dow Jones Industrial AverageSM	S-10
The EURO STOXX 50® Index	S-12
The FTSETM 100 Index	S-14
The Hang Seng® Index	S-15
The Hang Seng China Enterprises Index®	S-17
The KOSPI 200 Index	S-20
The MSCI Indices	S-23
The NASDAQ-100 Index®	S-27
The Nikkei 225 Index	S-31
The PHLX Housing SectorSM Index	S-33
The Russell 2000® Index	S-37
The S&P 100® Index	S-40
The S&P 500® Index	S-43
The S&P 500® Low Volatility Index	S-46
The S&P BRIC 40 Index	S-49
The S&P MidCap 400® Index	S-51
The TOPIX® Index	S-54
Additional Terms of the Notes	S-56
ETF Underlying Supplement
Risk Factors	S-1
Reference Sponsors and Index Funds	S-9
The Energy Select Sector SPDR® Fund	S-10
The Financial Select Sector SPDR® Fund	S-12
The Health Care Select Sector SPDR® Fund	S-14
The iShares® China Large-Cap ETF	S-16
The iShares® Latin America 40 ETF	S-19
The iShares® MSCI Brazil Capped ETF	S-21
The iShares® MSCI EAFE ETF	S-24
The iShares® MSCI Emerging Markets ETF	S-26
The iShares® MSCI Mexico Capped ETF	S-28
The iShares® Transportation Average ETF	S-30
The iShares® U.S. Real Estate ETF	S-31
The Market Vectors® Gold Miners ETF	S-32
The Powershares QQQ TrustSM, Series 1	S-34
The SPDR® Dow Jones Industrial AverageSM ETF Trust	S-37
The SPDR® S&P 500® ETF Trust	S-39
The Vanguard® FTSE Emerging Markets ETF	S-41
The WisdomTree® Japan Hedged Equity Fund	S-44
Additional Terms of the Notes	S-47
Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-10
Description of Notes	S-12
Use of Proceeds and Hedging	S-36
Certain ERISA Considerations	S-37
U.S. Federal Income Tax Considerations	S-39
Supplemental Plan of Distribution (Conflicts of Interest)	S-61
Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	7
Use of Proceeds	8
Description of Debt Securities	9
Description of Preferred Stock	20
Description of Warrants	25
Description of Purchase Contracts	30
Description of Units	33
Book-Entry Procedures	36
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	41
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57